Exhibit 6.24

FIRST AMENDMENT TO THE ADVISORY AGREMEENT

This First Amendment to the Advisory Agreement (this “Amendment”) hereby amends that certain Advisory Agreement, dated as of March 25, 2021, by and among Hollister Associates, Kris Haber and Energy Exploration Technologies, Inc. (the “Advisory Agreement”). Capitalized terms referenced but not defined herein shall have the meanings set forth in the Advisory Agreement.

1.    Amendment.

a.	Section 3, titled “Compensation” is hereby amended by adding the language indicated with double underlining and deleting the language indicated with ~~strikethrough~~ as follows:

Compensation. For performance of the Services, the Company will compensate the Advisor in the form of a fee ~~(a “Advisory Payment”)~~ in the amount of (i) 2.50% of all funds raised by the Company (a “Series A Advisory Payment”) through any investment, including an investment by Obsidian Acquisition Partners, LLC, in Series A Preferred Stock of the Company ~~and any other financing round~~ (each such investment, a “Series A Company Financing”), from any individual or entity introduced to the Company prior to or during the Term (a “Covered Investor”) by Advisor and (ii) 0.60% of all funds raised by the Company (an “Additional Advisory Payment”) through any investment in any subsequent financing round of the Company (together with the Series A Company Financing, a “Company Financing”), provided that in the event a Covered Investor or other prospective investor who was introduced to the Company by Advisor prior to the date of completion of the Series A Company Financing invests in any subsequent Company Financing round, the fee payable to Hollister by the Company shall be 2.50% (together with the Series A Advisory Payment and Additional Advisory Payment, the “Advisory Payment”). The Company will pay each Advisory Payment to the Advisor no later than 30 days after receipt by the Company of funds by or on behalf of a Covered Investor in connection with the closing of a Company Financing. As of the Effective Date, “Covered Investors” include the individuals and entities listed or referred to on Schedule 3 hereto. Advisor may amend Schedule 3 from time to time to include additional Covered Investors, with the agreement of the Company; however, a failure to amend the schedule shall not have any bearing on whether an individual or entity introduced to the Company by the Advisor is a Covered Investor for purposes of this Advisory Agreement.

2.    Governing Law. The laws of the State of New York will govern the validity, interpretation, construction and performance of this Amendment. Any dispute under this Amendment or the Advisory Agreement shall be resolved exclusively in the state or federal courts located in the Borough of Manhattan, City and State of New York and each party to this Amendment shall accept service in any such action brought in any such court.

IN WITNESS WHEREOF, the undersigned, intending to be bound hereby, have duly executed this Limited Partnership Agreement as of March 8, 2022.

COMPANY:

Energy Exploration Technologies, Inc.

By:	/s/ Teague Egan
Name: Teague Egan
Title: Chief Executive Officer

ADVISOR:

HOLLISTER ASSOCIATES

By:	/s/ Christopher Hollister
Name: Christopher Hollister Title: Chief Executive Officer

KRIS HABER

By:	/s/ Kris Haber
Kris Haber